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                      Financial Telecom Limited (USA), Inc.
            Panama, Calle 52 y Elvira Mendez #6-308 tel +507-2695211
    China, Shanghai 200021, 300 Hua Hai Zhong Rd, #2405 tel +86-21-63354111

January 23, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549 USA
Mail Stop 4561

To the Attention of:  Mr. T. Flinn, Staff Accountant

Dear Sir:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on January 18, 2005.

In conjunction with that comment letter, the SEC requested we amend certain filings, which have been submitted for filing concurrently with this letter.

Also in the comment letter, the SEC requested certain declarations from the company. Accordingly, we hereby declare and acknowledge the following:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
         o the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

FORM 8-K, FILED JANUARY 13, 2006

The Form 8-K has been revised and amended to state there were no disagreements with the former accountant during our two most recent fiscal years and the interim period through the date of our former accountant's resignation, as required by Item 304(a)(1) and (iv)(A) of Regulation S-B.

LETTER FROM FORMER ACCOUNTANT

The registrant has provided the former accountant with a copy of the amended Form 8-K and has requested from him a letter addressed to the U.S. Securities and Exchange Commission ("SEC") stating whether he agrees with the above statements, and if not, stating the respects in which he does not agree. A copy of such response received by the registrant to that request will be filed as an additional amendment to the Form 8-K/A, no later than two business days after it is received.

Please let us know if you need further clarification on any of the issues raised above.

Yours truly,
/s/ David Chen, CEO